Exhibit 4.7

Employment Agreement

between

Adecco Management & Consulting SA, Hertistrasse 2E, 8304 Wallisellen, Switzerland

(“the Company”)

and

Jérôme Caille

(“the Employee”)

Recitals

The Employee has been appointed CEO of the Adecco Group of companies with effect from April 17, 2002. Before his appointment as CEO, the Employee was engaged by the Adecco Group as President of the Adecco Brand Business Unit.

Given the Employee’s new function, parties have agreed to enter into a new employment agreement, which should replace all existing agreements with any member of the Adecco Group.

Now therefore, parties hereto hereby agree as follows:

1.	Appointment and Term

1.1.	The Company employs the Employee as Chief Executive Officer (CEO) of the Adecco Group and the Employee accepts such employment on the terms and conditions set forth herein.

1.2.	For purpose of seniority the Employee’s employment with the Company already started on February 5, 1991

1.3.	The Employment shall continue until terminated by either party giving notice of termination in accordance with clause 20 hereafter.

2.	Duties

2.1.	The Employee shall perform the duties and exercise the powers which from time to time may be assigned to him or vested in him by the Company in form of a job description, written or oral instructions which shall be consistent with the responsibilities and status of his appointment as described in clause 1.1.

The Employees responsibilities, to be further detailed in a job description which shall form an integral part of the present Agreement, shall cover the entire domain of managing all affairs of the Adecco Group taken as a whole and shall include the implementation of the business strategy defined by the Adecco Board of Directors, the development of the Group’s business, supervising and managing the operations and building and leading an efficient and competent management team and organization, all in line and pursuant to the rules and policies of the Adecco Group as being enacted from time to time. In his function, the Employee will be elected member of the board of directors of several Adecco group companies, representing the Adecco Group on such boards. No additional remuneration will be paid for these board memberships.

The Employee shall devote the whole of his time, ability and attention to his duties under this agreement during normal office hours and such other times, including weekends, as may be reasonably required for the proper performance of his duties and he shall use his utmost endeavors to promote the interests of the Company and the Adecco Group and shall not knowingly do or willingly permit to be done anything to the prejudice, loss or injury of the Company or any Adecco group company.

2.2.	The Employee reports to the Board of Directors of Adecco SA, to the Chairman of the Board of the Adecco SA and to the Board of Directors of the Company as determined by the respective corporate bodies from time to time.

The Employee shall at all times keep these corporate bodies properly and fully informed (in writing if so requested) of his conduct of the business or affaires of the Company and the Adecco Group taken as whole and provide such explanations of his conduct as may be required.

3.	Place of work

The Employee’s principal place of work shall be in Wallisellen/ZH (Glattbrugg starting at the end of October 2002 or any other place in Switzerland or abroad as designated by the Employer. The Employee’s work requires substantial travelling. He therefore shall, as required by his duties hereunder, undertake any foreign travel in and outside Switzerland as may be necessary for the proper performance of his duties.

4.	Remuneration

4.1.	The Company shall pay to the Employee an annual gross base salary of CHF l’500’000 paid in 12 equal monthly installments of CHF 125’000, effective April 17, 2002. This base salary is fix for the years 2002 and 2003.

4.2.	In addition to the basic salary as per clause 4.1. the Company shall pay to the Employee a bonus in respect of each financial year of such amounts, at such times and subject to such conditions as the Company may determine. The specific terms and details of the Employee’s plan will be provided at the beginning of each year and may vary from year to year. The agreed amount will be paid once a year before the end of March of the year following the year for which the bonus is due. To be eligible for receiving this bonus, the Employee must still be employed by the Company and no notice of termination has been given on December 31, of the year for which any potential bonus is due.

4.3.	The Company will reimburse the Employee for all reasonable business expenses such as travel, accommodation, etc. he reasonably incurred in connection with his office upon presentation of respective vouchers.

5.	Insurance Matters

The Company will provide the Employee with, accident, pension, unemployment, and disability insurance coverage pursuant to Swiss law and in accordance with the current policies of the Company in Switzerland. The Company shall deduct the Employee’s share of the respective insurance premiums from the basic salary as per clause 4.1. in accordance with Swiss law.

The Company will pay for the health insurance for the Employee and his family. In addition, the Company is in the process of reviewing its insurance programs to add some additional coverage such as Travel Accident Insurance and Long Term Disability. Once these programs are in place, the Employee will be eligible to participate in this coverage.

6.	Other Benefits

6.1	The Company will pay the Employee either a car allowance or a car lease (top class full-size motor car) which ever is in the best interest of the Employee and the Company.

6.2	The Company will pay the Employee a monthly lump sum in the amount of CHF 2’000 as reimbursement of expenses properly incurred by him. This payment is included within his monthly salary of CHF 125’000.

6.3	The Company proposed and the Board of Directors of Adecco SA has approved to grant the Employee options to acquire Adecco shares. The terms and conditions of such options shall be governed by the respective Stock Option Plan approved by the Board of Directors of Adecco SA. These terms include the following elements:

Tranche 1

• Number of options:	300’000
• Exercise price per option:	CHF 85.27
• Vesting:	1/3 on November 27,2002;2/3 on November 27,2004

Tranche 2

• Number of options:	200’000
• Exercise price per option:	110 CHF
• Vesting:	1/3 at the end of 2002; 2/3 at the end of 2004

The Employee explicitly accepts and acknowledges that the rules governing the Stock Option Plan are entirely separate from the terms and conditions of his employment agreement and from the agreed compensation package. The Company assumes no responsibility or liability vis a vis the Employee regarding such options.

6.4	The Company will assist the Employee in relocating to Switzerland and will reimburse relocation cost as per separate agreement.

7.	Annual leave

7.1.	The Employee shall be entitled, in addition to the generally recognized Swiss public and local holidays, to 25 working days paid vacation in every calendar year.

8.	Confidentiality

8.1.	The Employee shall not during the term of the present agreement or any time after its termination for whatever reason divulge or communicate to anybody any confidential information anyway relating to the business or finance of the Company or any other Adecco group company or any of its other dealings, transactions or affaires including customer lists, lists of temporary employees, working tools and methods, information relating to any customers, clients, agents or the like which has been disclosed to the Employee or which may otherwise have come to his attention.

However, the following will not be considered confidential information:

a)	information that was already known to the Employee without obligation of confidentiality prior to disclosure of it to the Employee;

b)	information that is disclosed to the Employee without obligation of confidentiality by a third party who has the right to make such disclosure;

c)	information that is in the public domain or hereafter enters the public domain through no fault of the Employee.

8.2.	In case of violation of the present undertaking, the Employee shall pay to the Company a penalty of CHF l00’000 for each violation. Payment of such penalty does not relieve the Employee from respecting the present clause. The Company expressly reserves the right to claim damages exceeding the amount of the penalty and /or seek specific performance of the present clause including injunctive relief.

9.	Non Competition

9.1.	The Employee agrees and undertakes with the Company that on a worldwide basis he will not, during the term of the present agreement and for a period of 12 months after the agreement has come to an end, use the knowledge and expertise he acquired while working for the Company to the detriment of the Adecco Group taken as a whole, to the Company and to each member of the Adecco Group (hereafter the “Adecco Business”), by directly or indirectly or by or through any other person whether as a shareholder, partner, employee, consultant or otherwise;

•	Engage in or conduct any business, which is the same as or substantially the same as the business of the Adecco Group or which otherwise directly or indirectly competes with the business of the Adecco Group.

•	Employ or attempt to employ any person who has been, within twelve months prior to the termination of his employment, an employee of the Company or any member of the Adecco Group, assist in such employment by any person or solicit for the purpose of employment or otherwise induce or encourage any such employee to terminate his relationship with the Company or any member of the Adecco Group.

•

Solicit or encourage any client, customers, supplier, agent or vendor of the Adecco Group to terminate its relationship with the Adecco Group or to conduct with any person any business or activity which such client, customer, supplier, agent or vendor conducts with the Adecco Group.

9.2.	In case of violation of the present undertaking, the Employee shall pay to the Company a penalty of CHF l00’000 for each violation. Payment of such penalty does not relieve the Employee from respecting the present clause. The Company expressly reserves the right to claim damages exceeding the amount of the penalty and / or seek specific performance of the present clause including injunctive relief.

9.3.	Pursuant to Art 340 c Swiss Code of Obligations, the non-competition undertaking as per clause 9.1 lapses,

•	if the Employee can prove that the Company no longer has a significant interest in its maintenance, or

•	if the Company terminates the employment relationship without justified reasons, or

•	if the Employee terminates the employment relationship for a justified reason for which the Company is responsible

10.	Termination

10.1.	The present employment agreement may be terminated by either party with a notice period of 6 months.

10.2.	Upon termination of the employment by the Company, the Company shall pay to the Employee a severance in the amount of 6 months basic salary, provided the employment has not been terminated by the Company for valid reasons pursuant to Art 337 Swiss CO.

11.	Miscellaneous

11.1	The Company’s Internal Policies and Rules of which the Employee has been duly taken note is an integral part of the present agreement.

11.2	This agreement contains the entire understanding between the parties relating to the subject hereof. Any changes, additions or amendments or waivers shall be made in writing only.

11.3	This agreement replaces and supersedes any other employment, service or consulting agreement entered into between the Employee and any Adecco Group company.

12.	Governing Law

This agreement shall be governed by and construed in accordance with the laws of Switzerland.

The Employee declares and confirms that he has read and understood the present contract, especially clauses 8. and 9.

Date: October 18, 2002

The Company Adecco Management & Consulting SA		The Employee

/s/ John Bowmer	/s/ Yves Perben	/s/ Jérôme Caille